February 7, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Joyce Sweeney
Kathleen Collins Lauren Pierce Jeff Kauten

Re:	Naqi Logix Inc.
Offering Statement on Form 1-A
Filed November 26, 2024
File No. 024-12535

Ladies and Gentlemen:

Set forth below, on behalf of our client, Naqi Logix Inc. (the "Company"), we are transmitting for your review the Company's responses to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated December 18, 2024 (the "Comment Letter"), with respect to the Company's Offering Statement on Form 1-A (the "1-A") submitted to the Commission on November 26, 2024 and to update certain information in the 1-A, the Company is filing Amendment No. 1 to the Offering Statement on Form 1-A, with the Commission (the "1-A/A1"). Please note that all references to page numbers in the responses are references to the page numbers in the 1-A/A1 submitted concurrently with the submission of this letter in response to the Staff's comments.

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company's responses immediately following the numbered comments.

Capitalized terms used herein have the meanings set forth in the 1-A/A1 unless defined herein.

Offering Statement on Form 1-A

Cover page

1. Please remove disclosure regarding you being an emerging growth company or a foreign private issuer as such disclosure is inapplicable to you and this offering.

Response: The Company respectfully acknowledges the Staff's comment and has removed disclosure regarding the Company being an emerging growth company and a foreign private issuer as this disclosure is inapplicable to it in response to the Staff's comment.

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032 217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission February 7, 2025 Page 2

2. Your disclosure that you engaged StartEngine Primary to act as an underwriter is inconsistent with your disclosure on page 19 that StartEngine Primary was engaged to act as a placement agent. Please revise or advise.

Response: The Company respectfully acknowledges the Staff's comment and has made the required adjustments in the disclosure to reflect StartEngine Primary's role in response to the Staff's comment. The adjustments made result in the following disclosure:

"The Company has engaged StartEngine Primary LLC ("StartEngine Primary") a broker-dealer registered with the Commission and a member of FINRA, to provide operational processing, compliance, and administration of the Company's best efforts offering. This role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security…."

3. Please revise to clarify whether the duration of the offering is three years or three years and 180 days.

Response: The Company respectfully acknowledges the Staff's comment and has removed the reference to "180 days" on the cover page in response to the Staff's comment. The revised copy now reads:

"The Offering will terminate at the earlier of: (i) the date at which the maximum offering amount has been sold (ii) the date at which the offering is earlier terminated by the Company in its sole discretion or (iii) the date that is three years from the date in which this offering being qualified by the United States Securities and Exchange Commission (the "Commission"). At least every 12 months after this offering has been qualified by the Commission, the Company will file a post-qualification amendment to include the Company's recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this offering circular forms a part may be used for up to three years."

Implications of Being an Emerging Growth Company, page 2

4. Please disclose whether you have elected to delay complying with any new or revised financial accounting standards as provided in General Rule (3) of Part F/S of Form 1-A. If so, disclose that as a result of your election your financial statements may not be comparable to financial statements of companies that comply with public company effective dates.

Response: The Company respectfully acknowledges the Staff's comment and wishes to confirm that it has not delayed the adoption of any new or revised accounting standards, in response to the Staff's comment.

www.nauth.com

U.S. Securities and Exchange Commission February 7, 2025 Page 3

Risk Factors

Our executive officers, directors and insider shareholders beneficially own or control..., page 11

5. Please revise to disclose clearly which of your officers or directors owns or controls a significant portion of the outstanding common shares. In addition, please quantify the aggregate percentage of voting power controlled by Mark Godsy as a result of his beneficial ownership, the Voting Agreement, and the Voting Trust Agreement.

Response: The Company respectfully acknowledges the Staff's comment and has updated disclosure in the risk factor to further detail percentages owned by our officers or directors who own or control a significant portion of the outstanding common shares and the aggregate percentage of the insiders of the Company. The Company has also quantified Mark Godsy's beneficial ownership of voting shares in response to the Staff's comment.

We may incur increased costs as a result of our public reporting obligations..., page 15

6. Please revise to clarify which public reporting obligations you will be subject to as a result of this offering or remove this risk factor.

Response: The Company respectfully acknowledges the Staff's comment and has removed this risk factor in response to the Staff's comment.

Plan of Distribution and Selling Securityholders

Other Terms, page 21

7. Please clarify your statement that the processing fee will be refunded in the event the Company does not raise any funds in this offering. In this regard, we note your disclosure elsewhere in the filing that there is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for the offering to close.

Response: The Company respectfully acknowledges the Staff's comment and acknowledges that the sentence is not applicable. The Company has removed the sentence accordingly in response to the Staff's comment.

www.nauth.com

U.S. Securities and Exchange Commission February 7, 2025 Page 4

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

8. Please revise to provide a description of your plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

Response: The Company respectfully acknowledges the Staff's comment and has added additional disclosure related to the Company's plan of operations, in response to the Staff's comment.

The disclosure added is as follows:

Plan of Operations

Naqi's products or services are not yet commercially launched; hence, it has not received any revenue from operations to date. The Company has prepared its plan of operation for the next 12 months and identified that its budget requirement is approximately $350,000 per month. Naqi believes it will begin to generate revenue beginning in its 2026 fiscal year.

With this proposed financing, Naqi expects to raise between $3.75 million (which reflects raising 25% of the $15 million raise) and $15 million (which reflects 100% of fully subscribed raise). The Company expects that the proceeds from the offering will satisfy its cash requirements, and the Company does not expect that it will not be required to raise any additional funding within the next six months to implement its plan of operations.

Compensation of Directors and Executive Officers

Director and Executive Officer Compensation, page 38

9. Please file all employment agreements entered into with your executive officers. Refer to Item 17.6(b)(i) of Part III of Form 1-A.

Response: The Company respectfully acknowledges the Staff’s comment and has added Exhibit 6.6 - Employment Agreement between Naqi Logix Inc. and Sandeep Kumar Arya, Exhibit 6.7 - Independent Contractor Agreement between Naqi Logix Inc. and 0711626 B.C. Ltd., Exhibit 6.8 - Amendment No. 1 to Independent Contractor  Agreement between Naqi Logix Inc. and 0711626 B.C. Ltd., Exhibit 6.9 - Employment Agreement between Naqi Logix Inc. and David Segal, Exhibit 6.10 – Independent Contractor  Agreement between Naqi Logix Inc. and Results Forge, LLC, Exhibit 6.11 - Amendment No. 1 to Independent Contractor Agreement between Naqi Logix Inc. and Results Forge, LLC, and Exhibit 6.12 - Engagement letter between Naqi Logix Inc. and Fehr & Associates Ltd., which are employment agreements and independent contractor agreements with the Company’s executive officers in response to the Staff’s comment.

www.nauth.com

U.S. Securities and Exchange Commission February 7, 2025 Page 5

Security Ownership of Management and Certain Securityholders, page 40

10. Please revise to disclose the beneficial ownership of all executive officers and directors as a group. Refer to Item 12(a)(1) of Form 1-A.

Response: The Company respectfully acknowledges the Staff's comment and has added additional disclosure in this section to disclose the beneficial ownership of all executive officers and directors as a group in response to the Staff's comment.

Interest of Management and Others in Certain Transactions, page 41

11. Please revise to provide updated disclosure regarding any transactions or currently proposed transactions during the current fiscal year. Refer to Item 13(a) of Form 1-A.

Response: The Company respectfully acknowledges the Staff's comment and has updated this section with disclosure including the period up to December 31, 2024, in response to the Staff's comment.

The disclosure is as follows:

"The Company has not entered into any additional transactions from June 30, 2024 to the date of this filing and does not have any currently proposed transactions to which the Company or any of its subsidiaries was or is to be a participant and the amount involved exceeds the lesser of $120,000 and one percent of the average of the Company's total assets at year end for the last two completed fiscal years, and in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or executive officer of the Company,

(2) Any nominee for election as a director,

(3) Any securityholder who beneficially owns more than 10% of any class of the Company's voting securities as such beneficial ownership would be calculated if the Company were subject to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, other than the Company's executive officers and directors,

(4) Any promoter of the Company, or

(5) Any immediate family member of the above persons.

www.nauth.com

U.S. Securities and Exchange Commission February 7, 2025 Page 6

Securities Being Offered
Shareholder Agreements, page 44

12. Please revise your disclosure to provide clearer and more full disclosure regarding the Voting Agreement. In doing so, please ensure you address the following issues:

  Disclose when and how investors will execute the Voting Agreement.
  Disclose the parties to the Voting Agreement.
  Identify which of the "certain shareholders" are given the right to designate the election of certain members of the Board by the Voting Agreement.
  Disclose whether Mark Godsy has yet designated any director nominees.
  Disclose the collective voting power subject to this agreement.
  We note that your disclosure does not address prescribed actions regarding Shareholder Actions as set forth in Recital 2 in the Voting Agreement. Please ensure that every matter in which an investor's right to vote is constrained is disclosed clearly.

Response: The Company respectfully acknowledges the Staff's comment and has added additional disclosure with respect to the Voting Agreement in response to the Staff's comment.

The disclosure is as follows:

"The Voting Agreement is an agreement between the Company and its shareholders. The Voting Agreement provides Mark Godsy with the right to, among other things, designate up to seven director nominees to the board of directors for so long as he is providing services to the Company as an employee of the Company or any subsidiary, engaged as a contractor, consultant, or advisor to the Company or any subsidiary, appointed as an officer to the Company or any subsidiary, or otherwise providing services as an owner of the Company to the Company or any subsidiary. Each shareholder is required to vote their shares in favor of the election of such director nominees. At present, Mr. Godsy has elected not to exercise his right to appoint any such nominees to the board of directors.

Further, the Voting Agreement provides that any corporate action that is approved by the board of directors but which also requires shareholder approval, whether by special resolution or ordinary resolution, as applicable, as provided in the British Columbia Business Corporations Act ("BCBCA") shareholders are obligated to vote their shares in favor of such corporate action. Under the BCBCA, such actions include, but are not limited to, certain amendments to the Notice of Articles and the Articles of the Company, amendments to the share capital of the Company, reductions in the capital on the shares of the Company, an amalgamation or arrangement involving the Company, a sale, lease or other disposition of all or substantially all of the assets of the Company, a continuance of the Company into another jurisdiction outside of British Columbia and the voluntary liquidation or dissolution of the Company. The Voting Agreement also requires shareholders to waive any dissent, appraisal or similar rights to which they may be entitled with respect to such corporate actions, to the extent permitted by law. The Voting Agreement establishes a drag-along right, which requires a minority shareholder to sell their shares in the context of a board of directors approved sale of the Company if more than 66-2/3% of shareholders approve such sale of the Company. Approximately 100% of the Common Shares are subject to the Voting Agreement.

www.nauth.com

U.S. Securities and Exchange Commission February 7, 2025 Page 7

When subscribing for Common Shares in the Company, investors will be required to execute an adoption agreement to the Voting Agreement pursuant to which the investor will agree to be bound by the terms of the Voting Agreement as a shareholder as though such investor were originally a party thereto.

The Company hereby advises, or acknowledges to, Staff that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Mark Godsy, Chief Executive Officer of Naqi Logix Inc.
Naqi Logix Inc.

www.nauth.com